

Mailstop 4631

March 8, 2017

David Matthews
Chief Financial Officer
Ardagh Group S.A.
56, rue Charles Martel
L-2134 Luxembourg

     Re: **Ardagh Group S.A.**
             Amendment No. 5 to Registration Statement on Form F-1
             Filed March 6, 2017
             File No. 333-214684

Dear Mr. Matthews:

We have reviewed your amended registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 47

1.   Please revise this section to disclose, if applicable, the names of the underwriters (and their affiliates) that will receive a portion of the offering proceeds in connection with the repayment of indebtedness held by them. Also, please disclose, if applicable, the amount to be received by each underwriter (and its affiliates).

Item 7. Recent Sales of Unregistered Securities, page II-1

2.   Please revise this section to include a discussion of your March 2017 Secured Notes.

Exhibit 5.1 - Opinion of M Partners

3.   Please have your counsel revise its legal opinion to remove its assumptions related to the resolutions passed at the extraordinary general meeting held on 3 March 2017. See II.B.3.a of Staff Legal Bulletin No. 19.

        You may contact Nudrat Salik (Staff Accountant) at 202-551-3692 or Al Pavot (Staff Accountant) at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3729 with any other questions.

                                                Sincerely,

                                                /s/ Craig E. Slivka, for

                                                Pamela A. Long
                                                Assistant Director
                                                Office of Manufacturing and
                                                Construction

cc: Richard Alsop
        Shearman & Sterling LLP